UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION       ----------------
                             WASHINGTON, D.C. 20549             SEC FILE NUMBER
                                                                     1-14164
                                   FORM 12b-25                  ----------------
                                                                ----------------
                           NOTIFICATION OF LATE FILING            CUSIP NUMBER
                                                                    86688Q100
                                                                ----------------

(Check One):   [X] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
               [_] Form 10-D    [_] Form N-SAR   [_] Form N-CSR

         For Period Ended:         DECEMBER 31, 2006
                          --------------------------------------

                  [_]      Transition Report on Form 10-K

                  [_]      Transition Report on Form 20-F

                  [_]      Transition Report on Form 11-K

                  [_]      Transition Report on Form 10-Q

                  [_]      Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________________

PART I - REGISTRANT INFORMATION

Sun-Times Media Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

350 North Orleans Street, 10-S
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Address of Principal Executive Office (Street and Number)

Chicago, Illinois  60654
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

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         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The annual report on Form 10-K (the "Form 10-K") of Sun-Times Media Group, Inc. (the "Company") for the year ended December 31, 2006 could not be filed within the prescribed time period for the following reasons:

     o On February 26, 2007, the Company received a report from the Special Committee of its Board of Directors regarding the results of the Special Committee's investigation into stock option awards to executives and key employees through 2003, when the Company ceased granting stock options. This investigation was previously disclosed in the Company's periodic filings. The investigation concluded that the grant dates on some stock option awards were backdated between 1999 and 2002.

         On February 28, 2007, the Audit Committee of the Board of Directors of the Company, after reviewing all factors it deemed relevant including the quantitative immateriality of the changes to the Company's historical results, determined that prior year financial statements will be restated as a result of the stock option backdating. Accordingly, the Company's financial statements for the years ended December 31, 1999 thru December 31, 2005 and for the nine month period ended September 30, 2006, the interim periods contained therein, and the related financial information contained in all earnings and press releases (including for the quarter ended September 30, 2006) and similar communications issued by the Company for such periods should no longer be relied upon.

         The need to restate its financial statements as set forth above will prevent the Company from completing the Form 10-K within the prescribed time period without unreasonable effort or expense.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

------------------------------------------------------------------------------
   James D. McDonough               312                321-2299
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      (Name)                    (Area Code)        (Telephone Number)
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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                           [X]  Yes     [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X]  Yes     [_]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's results of operations as reflected in its earnings statements for 2006 are expected to be significantly different from 2005 as a result of, among other things, the issues noted below. Any expected results noted for 2006 are not final and are subject to revision prior to the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

         (i) In January 2006, the Company announced a reorganization of its operations aimed at accelerating and enhancing its strategic growth and improving its operating results. The plan included a targeted 10% reduction in full-time staffing levels. Certain of the costs directly associated with the reorganization included voluntary and involuntary termination benefits. Such costs were approximately $9.2 million for the year ended December 31, 2006.

         (ii) On February 6, 2006, the Company completed the sale of substantially all of its remaining Canadian operating assets, consisting of, among other things, approximately 87% of the outstanding equity units of Hollinger L.P. and all of the shares of Hollinger Canadian Newspapers GP Inc., Eco Log Environmental Risk Information Services Ltd. and KCN Capital News Company, for an aggregate sale price of $106.0 million, of which approximately $17.5 million was placed in escrow ($17.8 million including interest and foreign exchange rates as of December 31, 2006). A

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                  majority of the escrow may be held up to seven years, and
                  will be released to either the Company, Glacier Ventures International Corp. (the purchaser) or CanWest Global Communications Corp. ("CanWest") upon a final award, judgment or settlement being made in respect of certain pending arbitration proceedings involving the Company, its related entities and CanWest. In addition, the Company received $4.3 million in the second quarter of 2006, and received an additional $2.8 million in July 2006, related to working capital and other adjustments. The Company expects to recognize a gain on sale of approximately $20.3 million, net of taxes, which will be recognized by the Company as a gain on disposal of business segment.

         (iii) During 2006, the Company, pursuant to authorizations from its Board of Directors, repurchased an aggregate of approximately
                  12.2 million shares of its Class A Common Stock for approximately $95.7 million, including related transaction fees. No such repurchases were made in 2005.

         (iv) The Company's operating revenue decreased approximately $39.2 million to $418.7 million in 2006 from $457.9 million in 2005 and operating loss increased $28.9 million to $39.2 million in 2006 from $10.3 million in 2005. The Company's loss from continuing operations in 2005 was approximately $45.9 million and is expected to be approximately $65.3 million, subject to final adjustments, in 2006. These amounts do not include final adjustments related to the effects of the stock option investigation previously mentioned.

         (v) The Company is involved in a series of disputes, investigations and legal proceedings between the Company and former executive officers, former directors of the Company and certain affiliates. The Company expects that the expenses incurred in relation to these disputes, investigations and legal proceedings in 2006 will be less than those incurred in 2005 by approximately $31.0 million. The decrease in expense includes the impact of recoveries of approximately $47.5 million and $32.4 million in 2006 and 2005, respectively.



                          Sun-Times Media Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     MARCH 2, 2007                      By    /s/ James D. McDonough
     ------------------------                   --------------------------
                                                Name:    James D. McDonough
                                                Title:   General Counsel

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).